UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TASMAN METALS LTD.
(Exact name of registrant as specified in its charter)

British Columbia (State of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

#1305 – 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
(Address of principal executive offices)                                                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock, no par value	NYSE AMEX LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant’s Securities to be Registered.

Description of Securities

Tasman Metals Ltd.’s (the “Company”) authorized share capital consists of an unlimited number of common shares without par value. As at May 31, 2011, 58,403,289 common shares were issued and outstanding.

The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Registered shareholders are entitled to one vote for each common share held on all matters to be voted on by the shareholders. Each common share is equal to every other common share and, subject to the rights of holders of shares ranking senior to the common shares, if any, each common share is entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the shareholders for the purpose of winding up its affairs after it has paid out its liabilities. Common shares are not subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. In addition, there are no provisions in the Company’s Articles discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under the Company’s Articles:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter shall have one vote;

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Subject to the British Columbia Business Corporations Act, pursuant to the Company’s Articles, every motion put to a vote at a meeting of shareholders will be decided by show of hands, unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Whenever a vote by show of hands shall have been taken upon a question, unless a poll thereon is so required or demanded, a declaration by the chair that the vote upon the resolution has been carried by the necessary majority or is defeated must be entered in the minutes of the meeting and shall be conclusive evidence without proof of the number or proportion of the votes recorded in favor of or against the resolution and the result of the vote so taken shall be the decision of the members upon the said question.

The Company’s board of directors is not separated into classes and there are no provisions which provide for cumulative voting in the election of directors.  There are no limitations on the alienability of the Company’s common shares; however, pursuant to Article 26 of the Company’s Articles, if the Company is not a public company or a pre-existing reporting company which has the statutory reporting company provisions as part of its Articles or to which the statutory reporting company provisions apply, no share or “transfer restricted security” (as defined below) may be sold, transferred or otherwise disposed of without the consent of the directors of the Company and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.  A “transfer restricted security” is defined as:

(a)           a share of the Company;
(b)           a security of the Company convertible into shares of the Company;
(c)
any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the “private issuer” exemption of

Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the “private issuer” exemption.

For the purposes of Article 26 of the Company’s Articles, “security” has the meaning assigned in the Securities Act (British Columbia).

Changes to Rights and Restrictions of Shares

Under the British Columbia Business Corporations Act  and the Company’s Articles, if the Company wishes to change the rights and restrictions of the common shares, it may do so by special resolution either: (a) approved by at least 2/3 of the votes cast on the resolution; or (b) consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings.

Dividend Record

The Company has not paid any dividends on its common shares.  Payment of any dividends on the common shares in the future, if any, will, subject to the British Columbia Business Corporations Act and pursuant to the Company’s Articles, be at the discretion of the board of directors as it may consider appropriate, provided that no such dividend may be declared or paid if there are reasonable grounds for believing that: (a) the Company is insolvent; or (b) the payment of the dividend would render the Company insolvent.

Ownership of Securities and Change of Control

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Company’s jurisdiction of incorporation or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company’s voting shares is considered an insider and must file an insider report with the British Columbia Securities Commission and the Alberta Securities Commission, within ten days of becoming an insider, disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to an extraordinary transaction involving the Company (or any of its subsidiaries), such as a  merger, reorganization, tender offer, sale or transfer of all or substantially all of its assets or liquidation.

Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties or other payments to non-resident holders of common shares, except as described under “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act.  The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the minister responsible for the Investment Canada Act is satisfied or deemed to be satisfied that the investment is likely to be of net benefit to Canada.

An investment in the common shares by a non-Canadian entity other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian entity when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was not less than a specified amount, which as specified in 2011 was $312 million.

A non-Canadian entity would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian entity acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.  The acquisition of less than one third of the common shares of the Company is deemed not to be an acquisition of control of the Company.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following summary fairly describes the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who (i) deals at arm’s length with the Company, (ii) holds his common shares as capital property, (iii) for purposes of the Income Tax Act (Canada) (the “ITA”) and the Canada-US Income Tax Convention (1980), is at all relevant times a resident of the United States and is not and is not deemed to be a resident of Canada and (iv) does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “US resident shareholder”).  Special rules, which are not discussed below, may apply to a US resident shareholder that is an insurer that carries on business in Canada and elsewhere.  Special rules in the Canada-U.S. Income Tax Convention (1980), which are not discussed below, may apply to a holder that is treated as fiscally transparent under the laws of the United States.  This summary does not address the Canadian federal income tax consequences to a US resident shareholder who acquired common shares of the Company in connection with the exercise of employee stock options or otherwise as compensation for services.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of the Canada Revenue Agency and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid or credited or deemed by the ITA to have been paid or credited on the common shares of the Company to a US resident shareholder will be subject to Canadian withholding tax.  The Canada-U.S. Income Tax

Convention (1980) provides that the normal 25% Canadian withholding tax rate is reduced to 15% on dividends paid on shares of a company resident in Canada (such as the Company) to a US resident shareholder who is the beneficial owner of such dividends, and also provides for a further reduction of this rate to 5% if the beneficial owner of the dividends is a US resident shareholder that is a company which owns at least 10% of the voting stock of the Company.  The dividends may be exempt from such withholding in the case of certain US resident shareholders such as qualifying pension funds and charities.  The Company is required to withhold the applicable tax from the dividend payable to the US resident shareholder, and to remit the tax to the Receiver General of Canada.

Capital Gains

In general, a US resident shareholder is not subject to tax under the ITA with respect to a capital gain realized by such shareholder upon the actual or deemed disposition of a common share of the Company, including a deemed disposition on death, while such shares are listed on a “designated stock exchange” as defined in the ITA (which includes the NYSE Amex Exchange) unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock were owned by the U.S. resident shareholder or persons with whom the U.S. resident shareholder did not deal at arm's length, (ii) at any time in such five-year period more than 50% of the fair market value of such common shares was derived, directly or indirectly, from any one or combination of (A) real or immovable property situated in Canada, (B) “Canadian resource properties” (as defined in the ITA), (C) “timber resource properties” (as defined in the ITA), and (D) options or interests in respect of property described in (A), (B) or (C), and (iii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Canada-U.S. Tax Convention) situated in Canada.  For this purpose, the Canada-U.S. Income Tax Convention (1980) defines real property situated in Canada to include rights to explore for or exploit mineral deposits, sources and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

This summary does not address those tax considerations that depend upon circumstances specific to each investor.  Accordingly, holders and prospective holders of common shares of the Company should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in the Company.

Material United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS REGISTRATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY U.S. HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED SOLELY FOR THE MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE U.S. HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company’s common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of the Company’s common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

This summary is of a general nature only.  It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder.  U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares.

Preferential tax rates for long-term capital gains may be available to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive category income” or “general category income”, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company’s income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company’s income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code. In addition, if the Company were to be a PFIC, U.S. Holders would be subject to certain reporting and filing requirements with the IRS.

U.S. Holders should consult their own tax advisors as to the tax consequences of owning and disposing of stock in a PFIC, including the availability of any elections that may mitigate the adverse U.S. federal income tax consequences of holding stock of a PFIC.

Surtax on Unearned Income

For tax years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on “net investment income.” Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. Net investment income would be reduced by properly allocable deductions to such income.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Additional Reporting Requirements

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to shares of a non-U.S. person, subject to certain exceptions (including an exception for shares held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of shares.

Options to Purchase Common Shares

In 2009, the Company adopted a rolling stock option plan (the “Plan”), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Plan was approved by the shareholders at a meeting held on September 8, 2009 and by the TSX-Venture Exchange (the “Exchange”) on November 2, 2009. In accordance with the policies of the Exchange, a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis. The shareholders ratified and approved the plan at the Company’s Annual General Meeting on March 11, 2011. The purpose of the Plan is to provide the Company with a share related mechanism to enable it to attract and retain qualified directors, officers, employees and consultants, promote a proprietary interest in the Company and its affiliates among its employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Company and its affiliates.

The Plan provides that it is solely within the discretion of the board of directors to determine who should receive options and in what amounts. The board of directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital, unless disinterested shareholders approval is obtained by the Company.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan:

(a) The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

(b) The board of directors may not grant options to any one person which will exceed 5% of the issued and outstanding shares of the Company in any 12 month period, unless disinterested shareholder approval is obtained.

(c) Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the board of directors grants and announces the granting of the option.

(d) If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death or termination for cause), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by the Company, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the board of directors or committee of the board of directors, at its own discretion, extends the expiry of the option.

The Plan will be administered by the board of directors or by a committee of two or more directors who may be designated from time to time to serve as the committee for the Plan.  Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

Adjustments will be made in the exercise price and number of shares deliverable upon the exercise of the stock options in the event of certain corporate transactions, such as share recapitalization, subdivision or consolidation or if the outstanding common shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or another entity, whether through an arrangement, amalgamation or other similar procedure or otherwise.

As of May 31, 2011, a total of 2,549,672 stock options, each option to purchase one common share, granted by the Company to its directors, officers, employees and consultants were outstanding as follows:

Expiry Date	Exercise Price (CDN$)	Number of Options Outstanding
May 31, 2012	$0.10	69,672
October 22, 2012	$0.25	1,175,000
January 25, 2013	$0.10	75,000
March 5, 2013	$0.60	50,000
December 24, 2013	$2.78	150,000
January 6, 2014	$3.45	930,000
January 17, 2014	$3.84	100,000
Total		2,549,672

Share Purchase Warrants

As at May 31, 2011, the Company has share purchase warrants outstanding entitling the holders to purchase 3,219,381 shares as follows:

Expiry Date	Exercise Price (CDN$)	Number of Warrants
October 26, 2011	$0.50	175,000
March 25, 2012	$1.00	322,275
April 1, 2012/2013	$0.40/$0.50	526,000
November 17, 2012	$1.85	1,362,773
November 26, 2012	$1.85	833,333
Total		3,219,381

Adjustments will be made in the exercise price and number of shares deliverable upon the exercise of the warrants in the event of certain corporate transactions, such as, but not limited to, a subdivision or consolidation of the common shares or reorganization, reclassification of the capital, or merger or amalgamation with any other company.

Item 2.     Exhibits.

The following exhibits are filed, or incorporated by reference, as part of this Registration Statement:

Exhibits

Exhibit Number	Exhibit
1.1	Certificate of Amalgamation

1.2	Amalgamation Application and Notice of Articles

1.3	Articles

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date: September 27, 2011	By:	/s/ Nick DeMare
Nick DeMare
Chief Financial Officer
and Director